UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 March 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Glenn A. Culpepper

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Glenn A. Culpepper                         36,991
Bank of Ireland Nominees Limited Acct BONYADR 179

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

4,990

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0007147%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.75

14. Date and place of transaction

3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

37,170 (includes 179 held in the form of ADR’s); 0.00532397%

16. Date issuer informed of transaction

3rd March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Myles Lee

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Myles Lee

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Myles Lee           333,953

Louise Lee           8,596

AC Employee Benefit Trustees Limited Acct CRG           2,791

Mourant & Co. Trustees Limited Acct MPL           10,129

8. State the nature of the transaction

(i)     Release of deferred shares
(ii)     Vesting of an Award granted under the CRH plc Performance Share Plan

(iii)	Acquired under employee share participation scheme

(iv)	Exercise of share option

9. Number of shares, debentures or financial instruments relating to shares acquired

(i)     7,994
(ii)     9,981
(iii)     758
(iv)     3,580

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00319596%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

(i)     Not applicable
(ii)     €16.74
(iii)     €16.74
(iv)     €15.5646

14. Date and place of transaction

(i)     3rd March 2010, Dublin
(ii)     3rd March 2010, Dublin
(iii)     3rd March 2010, Dublin
(iv)     4th March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

355,469 (including 10,129 deferred shares) ; 0.0509149%

16. Date issuer informed of transaction

(i)     3rd March 2010, Dublin
(ii)     3rd March 2010, Dublin
(iii)     4th March 2010, Dublin
(iv)     4th March 2010, Dublin

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Albert Manifold

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Albert Manifold

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Albert Manifold            18,074

AC Employee Benefit Trustees Limited Acct CRG           2,791

8. State the nature of the transaction

(i)     Vesting of an Award granted under the CRH plc Performance Share Plan
(ii)     Acquired under employee share participation scheme

9. Number of shares, debentures or financial instruments relating to shares acquired

(i)     8,317
(ii)     758

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0012998%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

(i)     €16.74
(ii)     €16.74

14. Date and place of transaction

(i)     3rd March 2010, Dublin
(ii)     3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,865; 0.002988558%

16. Date issuer informed of transaction

(i)	3rd March 2010

(ii)	4th March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/director

Mark S. Towe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mark S. Towe

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mark S. Towe                              40,449
Bank of Ireland Nominees Limited Acct BONYADR      3,397

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

9,426

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001350%11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.75

14. Date and place of transaction

3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

43,846 (includes 3,397 held in the form of ADR’s); 0.006280%

16. Date issuer informed of transaction

3rd March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of person discharging managerial responsibilities/secretary

Neil Colgan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Neil Colgan

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Neil Colgan & Joan Duffy          6,950
Joan Duffy          1,931
AC Employee Benefit Trustees Limited Acct CRG          2,403

8. State the nature of the transaction

Acquired under employee share participation scheme

9. Number of shares, debentures or financial instruments relating to shares acquired

757

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0000108%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.74

14. Date and place of transaction

3rd March 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,284; 0.001616%

16. Date issuer informed of transaction

4th March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Máirtín Clarke

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Máirtín Clarke

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Máirtín Clarke                              45,454

Goodbody Stockbrokers Nominees Limited          29,549

Mourant & Co. Trustees Limited Acct MC           7,594

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8,872

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.00127076%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.75 per share

14. Date and place of transaction

3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

82,597 (including 7,594 Deferred Shares); 0.0118306%

16. Date issuer informed of transaction

3rd March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Jack Golden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Jack Golden                         36,147
AC Employee Benefit Trustees Limited Acct CRG 2,789

8. State the nature of the transaction

(i)     Vesting of an Award granted under the CRH plc Performance Share Plan
(ii)     Acquired under employee share participation scheme

9. Number of shares, debentures or financial instruments relating to shares acquired

(i)     2,772
(ii)     758

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0005056%11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

(i)     €16.74
(ii)     €16.74

14. Date and place of transaction

(i)     3rd March 2010, Dublin
(ii)     3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

38,936; 0.0055769%

16. Date issuer informed of transaction

(i)	3rd March 2010

(ii)	4th March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Henry Morris

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Henry Morris

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Henry Morris           6,654

Davycrest Nominees Limited Acct 0049779           22,888

Pershing International Nominees Limited Acct BCCLT     4,455

AC Employee Benefit Trustees Limited Acct CRG           2,791

Davycrest Nominees Limited Acct 0127109      18,942

Davycrest Nominees Limited Acct 0102350          5,000

8. State the nature of the transaction

(i)     Vesting of an Award granted under the CRH plc Performance Share Plan
(ii)     Acquired under employee share participation scheme

9. Number of shares, debentures or financial instruments relating to shares acquired

(i)     6,654
(ii)     758

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0010616%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

(i)     €16.74
(ii)     €16.74

14. Date and place of transaction

(i)     3rd March 2010, Dublin
(ii)     3rd March 2010, Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

60,730; 0.0086985%

16. Date issuer informed of transaction

(i)	3rd March 2010

(ii)	4th March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

William J. Sandbrook

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

William J. Sandbrook

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

William J. Sandbrook                         21,738
Bank of Ireland Nominees Limited Acct BONYADR      758

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8,317

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001191%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.75

14. Date and place of transaction

3rd March 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,496 (including 758 held in the form of ADR’s); 0.003222%

16. Date issuer informed of transaction

3rd March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) a transaction notified in accordance with the Market Abuse Rules

3. Name of person discharging managerial responsibilities/director

Doug Black

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Doug Black

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Doug Black                              75,804
Bank of Ireland Nominees Limited Acct BONYADR      3,300
Bank of Ireland Nominees Limited Acct BONYADR      207

8. State the nature of the transaction

Vesting of an Award granted under the CRH plc Performance Share Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

8,317

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001191%

11. Number of shares, debentures or financial instruments relating to shares disposed

Not applicable

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Not applicable

13. Price per share or value of transaction

€16.75

14. Date and place of transaction

3rd March 2010; Dublin

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

79,311 (including 3,507 held in the form of ADR’s); 0.01135996%

16. Date issuer informed of transaction

3rd March 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved (class and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of shares or debentures over which options held following notification

Not applicable

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of issuer responsible for making notification

Neil Colgan
Company Secretary

Date of notification

4th March 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       04 March 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director